EXHIBIT 99.1

Innate Pharma Highlights Data From Its Innovative Oncology Portfolio Selected For The SITC Annual Meeting 2024

Marseille, France, November 8, 2024, 7:00 A.M. CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that new preclinical data supporting the clinical development of its proprietary next generation antibody-drug conjugate (ADC) and innovative tetra-specific ANKET® will be presented at the SITC Annual Meeting 2024.

“We are thrilled to share our latest preclinical data at the SITC Annual Meeting, highlighting the potential of IPH6501, our tetra-specific NK cell engager and IPH4502, our innovative ADC targeting Nectin-4. These findings underscore our commitment to advancing next-generation immunotherapies and reflect significant progress in the development of our drug candidates. We look forward to engaging with the scientific community as we continue to push the boundaries of next generation immunotherapies,” commented Pr. Eric Vivier, Chief Scientific Officer of Innate Pharma.

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Details of the presentations

Society for Immunotherapy of Cancer (SITC) 39th Annual Meeting | 6-10 November, Houston, Texas and Virtual

•Harnessing NK Cells in Cancer Therapies
Session 107d : NK Cells and Innate Immunity
Presentation Type : Oral Presentation
Session Date and Time : Friday, Nov. 8, 2024, 3 :50-5 :25pm CST
Presentation Time : 4 :35pm CST
Speaker : Eric Vivier, Chief Scientific Officer, Innate Pharma (co-chair of the session)

•Preclinical Characterization of IPH6501 : A Novel IL2v-Armed Tetraspecific NK Cell Engager Targeting CD20 in Relapsed or Refractory B cell Non-Hodgkin Lymphoma Subtypes and Post-CAR-T Therapy.
Abstract Number : 1083
Presentation Type : Poster Presentation
Primary Category : Immuno-Conjugates and Chimeric Molecules
Poster Presentation Day : Friday, Nov. 8, 2024

•IPH45, a next-generation antibody-drug conjugate (ADC) targeting Nectin-4
Abstract Number : 1056
Presentation Type : Poster Presentation
Primary Category : Immuno-Conjugates and Chimeric Molecules
Poster Presentation Day : Saturday, Nov. 9, 2024

More information can be found on the JITC website.

Protein & Antibody Engineering Summit (PEGS) Europe | November 5-7, Barcelona, Spain and virtual

In addition, the presentation entitled « A Next-Generation ADC for Nectin-4 Expressing Tumours: Preclinical Characterisation of IPH45, a Novel and Differentiated Exatecan-Based ADC Targeting Nectin-4 » was presented at the PEGS Europe Summit. The presentation is available on the Company website, in the publications section.

About IPH4502

IPH4502 is a novel topoisomerase I inhibitor Antibody Drug Conjugate (ADC) conjugated to exatecan targeting Nectin-4.

Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues.

In non-clinical models, IPH4502 is well tolerated and shows anti-tumor efficacy in vitro and in vivo.

In September 2024, the U.S Food and Drug Administration cleared Innate’s investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502 in Nectin-4 expressing solid tumor indications.

About IPH6501
IPH6501 is the first Antibody-based NK cell Engager Therapeutic to co-engage activating receptors on NK cells (NKp46 and CD16), IL-2R (but not a subunit) through a variant of human IL-2, and a tumor antigen (CD20) via a single molecule, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells.

IPH6501 has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models (Demaria, EHA 2023).

IPH6501 is currently being evaluated in a Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk

Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu